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                                             AS FILED PURSUANT TO RULE 424(b)(3)
                                                     REGISTRATION NO. 333-102217

PROSPECTUS

                              VORNADO REALTY TRUST
                             1,164,558 COMMON SHARES

        The selling shareholders of Vornado Realty Trust described under "Selling Shareholders" may offer and sell from time to time up to 1,164,558 common shares of beneficial interest of Vornado, in amounts, at prices and on terms to be determined at the time of sale. The common shares covered by this prospectus include up to 985,034 common shares that may be issued to certain selling shareholders, at our option, upon the redemption of 985,034 class A units of limited partnership interest in Vornado Realty L.P. and 179,524 common shares issued by Vornado to other selling shareholders upon the redemption of units. Vornado Realty L.P. is the operating partnership through which we own our assets and operate our business. The units that may be or have been redeemed for common shares were issued in connection with our acquisition of the properties located at 770 Broadway and 909 Third Avenue in New York City, nine cold storage warehouses in the central United States, and equity interests in various limited partnerships that own real estate.

        We will acquire units from the redeeming unit holders in exchange for any common shares that we may issue to them. We have registered the offering and resale of the common shares to permit their holders to sell them without restriction in the open market or otherwise, but the registration of the shares does not necessarily mean that the holders will elect to redeem their units or that the holders will offer or sell any common shares that they receive. Also, upon any redemption, we may elect to pay cash for the units tendered rather than issue common shares. Although we will incur expenses in connection with the registration of the common shares, we will not receive any cash proceeds upon their issuance.

        The selling shareholders may sell the common shares offered by a variety of methods, including in underwritten public offerings; in ordinary brokerage transactions on securities exchanges, including the New York Stock Exchange; to or through brokers or dealers who may act as principal or agent; or in one or more public or private negotiated transactions. To the extent required, the names of any underwriters and applicable commissions or discounts and any other required information with respect to any particular sale will be set forth in an accompanying prospectus supplement. See "Plan of Distribution" for a further description of how the selling shareholders may dispose of the shares covered by this prospectus.

        The common shares are listed on the New York Stock Exchange under the symbol "VNO."

        In order to maintain our qualification as a real estate investment trust for federal income tax purposes and for other purposes, no person generally may own more than 6.7% of the outstanding common shares. Shares owned in excess of this limit will be deemed "excess shares" under the declaration of trust. The holder of any excess shares will lose some ownership rights with respect to these shares, and we will have the right to purchase them from the holder.

        See "Risk Factors" beginning on page 5 for information about factors relevant to an investment in the common shares.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        The date of this prospectus is March 11, 2003.


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YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN
THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THESE DOCUMENTS.

        When we say "we," "our," "us" or "Vornado," we mean Vornado Realty Trust and its consolidated subsidiaries, except where we make it clear that we mean only the parent company. When we say the "operating partnership," we mean Vornado Realty L.P.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

        This prospectus is part of a registration statement on Form S-3 filed by Vornado with the SEC under the Securities Act. As permitted by the rules and regulations of the SEC, this prospectus omits some of the information contained in the registration statement. You should read the registration statement and related exhibits for further information about Vornado and the common shares offered by this prospectus. Statements in this prospectus about the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC are only summaries, and in each instance you should read the document so filed for complete information about its provisions. Each statement in this prospectus about the provisions of any document filed with the SEC is qualified in its entirety by reference to the document.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and, where applicable, supersede this information.

        We incorporate by reference into this prospectus the following documents or information filed with the SEC:

        (1) Annual report of Vornado Realty Trust on Form 10-K for the fiscal year ended December 31, 2002 (File No. 001-11954);


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        (2)    The description of Vornado's common shares contained in Vornado's registration statement on Form 8-B (File No. 001-11954), filed on May 10, 1993; and

        (3) All documents filed by Vornado Realty Trust under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until we sell all of the securities, except that the information referred to in Item 402(a)(8) of Regulation S-K of the SEC is not incorporated by reference into this prospectus.

        You may request a copy of these filings, excluding exhibits to these filings unless they are specifically incorporated by reference into these filings, at no cost, by writing or telephoning us at the following address:
Vornado Realty Trust, 210 Route 4 East, Paramus, New Jersey 07652, telephone
(201) 587-1000, Attn: Secretary.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the documents incorporated by reference in it, contains forward-looking statements with respect to our financial condition, results of operations and business. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates," "intends," "plans" or similar expressions in this prospectus or the documents incorporated by reference.

        These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following possibilities:

        -      national, regional and local economic conditions;

        - consequences of any armed conflict involving, or terrorist attack against, the United States;

        -      our ability to secure adequate insurance;

        - local conditions such as an oversupply of space or a reduction in demand for real estate in the area;

        -      competition from other available space;

        -      whether tenants consider a property attractive;

        - the financial condition of our tenants, including the extent of tenant bankruptcies or defaults;

        - whether we are able to pass some or all of any increased operating costs we experience through to our tenants;

        -      how well we manage our properties;
        -      increased interest rates;

        -      increases in real estate taxes and other expenses;



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        -      decreases in market rental rates;

        - the timing and costs associated with property improvements and rentals;

        -      changes in taxation or zoning laws;

        -      government regulations;

        - our failure to continue to qualify as a real estate investment trust;

        -      availability of financing on acceptable terms or at all;

        - potential liability under environmental or other laws or regulations; and

        -      general competitive factors.

        Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results, financial condition and business may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these items are beyond our ability to control or predict. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of this prospectus or the date of the applicable document incorporated by reference.

        All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. For more information on the uncertainty of forward-looking statements, see "Risk Factors" in this prospectus.


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                                  RISK FACTORS

        An investment in our common shares involves risks. You should carefully consider, among other factors, the matters described below.

REAL ESTATE INVESTMENTS' VALUE AND INCOME FLUCTUATE DUE TO VARIOUS FACTORS.

THE VALUE OF REAL ESTATE FLUCTUATES DEPENDING ON CONDITIONS IN THE GENERAL ECONOMY AND THE REAL ESTATE BUSINESS. THESE CONDITIONS MAY ALSO LIMIT OUR REVENUES AND AVAILABLE CASH.

        The factors that affect the value of our real estate include, among other things:

        -      national, regional and local economic conditions;

        - consequences of any armed conflict involving, or terrorist attack against, the United States;

        -      our ability to secure adequate insurance;

        - local conditions such as an oversupply of space or a reduction in demand for real estate in the area;

        -      competition from other available space;

        -      whether tenants consider a property attractive;

        - the financial condition of our tenants, including the extent of tenant bankruptcies or defaults;

        - whether we are able to pass some or all of any increased operating costs we experience through to tenants;

        -      how well we manage our properties;
        -      increased interest rates;

        -      increases in real estate taxes and other expenses;
        -      decreases in market rental rates;

        - the timing and costs associated with property improvements and rentals;

        -      changes in taxation or zoning laws;

        -      government regulations;

        -      availability of financing on acceptable terms or at all;

        - potential liability under environmental or other laws or regulations; and

        -      general competitive factors.

        The rents we receive and the occupancy levels at our properties may decline as a result of adverse changes in any of these factors. If our rental revenues decline, we generally would expect to have less cash available to distribute to our shareholders. In addition, some of our major expenses, including mortgage payments, real estate taxes and maintenance costs, generally do not decline when the related rents decline.

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If rents decline while costs remain the same, our income and funds available for distribution to our shareholders would decline.

WE DEPEND ON LEASING SPACE TO TENANTS ON ECONOMICALLY FAVORABLE TERMS AND COLLECTING RENT FROM OUR TENANTS, WHO MAY NOT BE ABLE TO PAY.

        Our financial results depend on leasing space in our properties to tenants on economically favorable terms. In addition, because substantially all of our income comes from rentals of real property, our income and funds available for distribution to our shareholders will decrease if a significant number of our tenants cannot pay their rent. If a tenant does not pay its rent, we might not be able to enforce our rights as landlord without delays and might incur substantial legal costs. For information regarding the bankruptcy of our tenants, see "-- Bankruptcy of tenants may decrease our revenues and available cash" below.

BANKRUPTCY OF TENANTS MAY DECREASE OUR REVENUES AND AVAILABLE CASH.

        A number of companies, including some of our tenants, have declared bankruptcy in recent years, and other tenants may declare bankruptcy or become insolvent in the future. If a major tenant declares bankruptcy or becomes insolvent, the rental property where it leases space may have lower revenues and operational difficulties, and, in the case of our shopping centers, we may have difficulty leasing the remainder of the affected property. Our leases generally do not contain restrictions designed to ensure the creditworthiness of our tenants. As a result, the bankruptcy or insolvency of a major tenant could result in a lower level of funds from operations available for distribution to our shareholders.

        U.S. Airways Group Inc. leases 296,000 square feet from us for its headquarters in Washington, D.C. U.S. Airways has been adversely affected by the downturn in air travel as a result of the terrorist attacks and economic decline. On August 11, 2002, US Airways filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Effective January 1, 2003, we agreed to amend our lease with US Airways at Crystal City to (a) reduce the tenant's space by 90,732 square feet to 205,600 square feet, (b) reduce the annual escalated rent from $36.00 to $29.75 per square foot with 2.5% annual base rent escalations, (c) provide the tenant with up to $1,200,000 of tenant allowances and (d) loan the tenant up to $1,000,000 at 9% per annum for additional tenant improvements which is to be repaid over the lease term. This lease modification is subject to a confirmed plan of reorganization by the Bankruptcy Court.

        Stop & Shop leases a number of our retail locations and guarantees the leases of a number of our former Bradlees retail locations. In February 2003, Koninklijke Ahold NV, parent of Stop & Shop, announced that it overstated its 2002 and 2001 earnings by at least $500 million and is under investigation by the U.S. Justice Department and Securities and Exchange Commission. We cannot predict what effect, if any, this situation may have on Stop & Shop's ability to satisfy its obligation under the Bradlees guarantees and rent for existing Stop & Shop leases aggregating approximately $10.5 million per annum.

        The risk that some of our tenants may declare bankruptcy is higher because of the September 11, 2001 terrorist attacks and the resulting decline in the economy.

SOME OF OUR POTENTIAL LOSSES MAY NOT BE COVERED BY INSURANCE.

        We carry comprehensive liability and all risk property insurance (fire, flood, extended coverage and rental loss insurance) with respect to our assets.


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Our all risk insurance policies in effect before September 11, 2001 did not expressly exclude coverage for hostile acts, except for acts of war. Since September 11, 2001, insurance companies have for the most part excluded terrorist acts from coverage in all risk policies. We have generally been unable to obtain all risk insurance which includes coverage for terrorist acts for policies we have renewed since September 11, 2001, for each of our businesses. In 2002, we obtained $200,000,000 of separate aggregate coverage for terrorist acts for each of our New York City Office, Washington D.C. Office, Retail and Merchandise Mart businesses and $60,000,000 for our Temperature Controlled Logistics business. Therefore, we are at risk for financial loss in excess of these limits for terrorist acts as defined by the policies, which loss could be material.

        Our debt instruments, consisting of mortgage loans secured by our properties, which are generally non-recourse to us, our senior unsecured notes due 2007, and our revolving credit agreement, contain customary covenants requiring us to maintain insurance. There can be no assurance that the lenders under these instruments will not take the position that an exclusion from all risk insurance coverage for losses due to terrorist acts is a breach of these debt instruments that allows the lenders to declare an event of default and accelerate repayment of debt. In the second quarter of 2002, we received correspondence from four lenders regarding terrorism insurance coverage, which we have responded to. In these letters the lenders took the position that under the agreements governing the loans provided by these lenders we were required to maintain terrorism insurance on the properties securing the various loans. The aggregate amount of borrowings under these loans as of December 31, 2002 was approximately $770.4 million, and there was no additional borrowing capacity. Subsequently, we obtained an aggregate of $360 million of separate coverage for "terrorist acts". To date, one of the lenders has acknowledged to us that it will not raise any further questions based on our terrorism insurance coverage in place, and the other three lenders have not raised any further questions regarding our insurance coverage. If lenders insist on greater coverage for these risks, it could adversely affect our ability to finance and/or refinance our properties and to expand our portfolio.

        On November 26, 2002, the Terrorism Risk Insurance Act of 2002 was signed into law. Under this new legislation, through 2004 (with a possible extension through 2005), regulated insurers must offer coverage in their commercial property and casualty policies (including existing policies) for losses resulting from defined "acts of terrorism". As a result of the legislation, in February 2003 we obtained $300 million of per occurrence coverage for terrorist acts for our New York City Office, Washington, D.C. Office and Merchandise Mart businesses, of which $240 million is for Certified Acts, as defined in the legislation. We maintain $200 million and $60 million of separate aggregate coverage that we had in 2002 for each of our Retail and Temperature Controlled Logistics businesses (which has been renewed as of January 1, 2003). Our current Retail property insurance carrier has advised us that there will be an additional premium of approximately $11,000 per month through the end of the policy term (June 30, 2003), for "Acts of Terrorism" coverage, as defined in the new legislation and that the situation may change upon renewal.

WE MAY ACQUIRE OR DEVELOP NEW PROPERTIES, AND THIS MAY CREATE RISKS.

        We may acquire or develop properties or acquire other real estate companies when we believe that an acquisition or development is consistent with our business strategies. We may not, however, succeed in consummating desired acquisitions or in completing developments on time or within our budget. We also might not succeed in leasing newly developed or acquired properties at rents sufficient to cover their costs of acquisition or development and operations.

        We have experienced rapid growth in recent years, increasing our total assets from approximately $565,000,000 at December 31, 1996 to approximately $9 billion at December 31, 2002. This growth included the acquisition of Charles E. Smith Commercial Realty L.P. on January 1, 2002, which increased our total assets as of that date by $2,506,000,000, of which $1,758,000,000 is attributable to the acquisition of assets and $748,000,000 is attributable to Charles E. Smith Commercial Realty L.P. becoming a wholly owned subsidiary of the operating partnership and therefore being consolidated rather than accounted for under the equity method. We may not be able to maintain a similar rate of growth in the future, or manage our past and any future growth effectively. Our failure to do so may have a material adverse effect on our financial condition and results of operations. Difficulties in integrating acquisitions may prove costly or time-consuming and could divert management's attention.

WE MAY NOT BE PERMITTED TO DISPOSE OF CERTAIN PROPERTIES OR PAY DOWN THE DEBT ASSOCIATED WITH THOSE PROPERTIES WHEN WE MIGHT OTHERWISE DESIRE TO DO SO WITHOUT INCURRING ADDITIONAL COSTS.

        As part of an acquisition of a property, we may agree with the seller that we will not dispose of the acquired properties or reduce the mortgage indebtedness on them for significant periods of time unless we pay certain of the resulting tax costs of the seller. These agreements could result in our holding on to properties that we would otherwise sell and not paying down or refinancing indebtedness that we would otherwise pay down or refinance.




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IT MAY BE DIFFICULT TO BUY AND SELL REAL ESTATE QUICKLY, AND TRANSFER
RESTRICTIONS APPLY TO SOME OF OUR MORTGAGED PROPERTIES.

        Equity real estate investments are relatively difficult to buy and sell quickly. We therefore have limited ability to vary our portfolio promptly in response to changes in economic or other conditions. Some of our properties are mortgaged to secure payment of indebtedness. If we were unable to meet our mortgage payments, the lender could foreclose on the properties and we could incur a loss. In addition, if we wish to dispose of one or more of the mortgaged properties, we might not be able to obtain release of the lien on the mortgaged property. If a lender forecloses on a mortgaged property or if a mortgage lien prevents us from selling a property, our funds available for distribution to our shareholders could decline. For information relating to the mortgages on our properties, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and the notes to our consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 2002.

A SIGNIFICANT PROPORTION OF OUR PROPERTIES ARE IN THE NEW YORK CITY/NEW JERSEY AND WASHINGTON, D.C. METROPOLITAN AREAS AND ARE AFFECTED BY THE ECONOMIC CYCLES AND RISKS INHERENT TO THOSE REGIONS.

        During 2002, 71% of our adjusted EBITDA came from properties located in New Jersey and the New York City and Washington, D.C. metropolitan areas. Adjusted EBITDA represents EBITDA adjusted for gains or losses on sales of depreciable real estate, the effect of straight-lining rent escalations, the amortization of below market leases net of above market leases and minority interest. Our management considers adjusted EBITDA a supplemental measure for making decisions and assessing the performance of our segments. EBITDA should not be considered a substitute for net income as a measure of operating performance or a substitute for cash flow as a measure of liquidity. Adjusted EBITDA is presented as a measure of "operating performance" which enables the reader to identify trends from period to period and may be used to compare "same store" operating performance to other companies, as well as providing a measure for determining funds available to service debt. Adjusted EBITDA may not be comparable to similarly titled measures employed by other companies.

        We may continue to concentrate a significant portion of our future acquisitions in New Jersey and the New York City and Washington, D.C. metropolitan areas. Like other real estate markets, the real estate markets in these areas have experienced economic downturns in the past, and we cannot predict how the current economic conditions will impact these markets in both the short and long term. Further declines in the economy or a decline in the real estate markets in these areas could hurt our financial performance and the value of our properties. The factors affecting economic conditions in these regions include:

        -      business layoffs or downsizing;

        -      industry slowdowns;

        -      relocations of businesses;

        -      changing demographics;

        -      increased telecommuting and use of alternative work places;

        - financial performance and productivity of the publishing, advertising, financial, technology, retail, insurance and real estate industries;

        -      infrastructure quality; and


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        -      any oversupply of or reduced demand for real estate.

        It is impossible for us to assess the future effects of the current uncertain trends in the economic and investment climates of the New York City/New Jersey and Washington, D.C. regions, and more generally of the United States, on the real estate markets in these areas. If these conditions persist, they may adversely affect our businesses and future profitability.

ON JANUARY 1, 2002, WE COMPLETED THE ACQUISITION OF THE 66% INTEREST IN CHARLES
E. SMITH COMMERCIAL REALTY L.P. THAT WE DID NOT PREVIOUSLY OWN. THE TERMS OF THE MERGER RESTRICT OUR ABILITY TO SELL OR OTHERWISE DISPOSE OF, OR TO FINANCE OR REFINANCE, THE PROPERTIES FORMERLY OWNED BY CHARLES E. SMITH COMMERCIAL REALTY L.P., WHICH COULD RESULT IN OUR INABILITY TO SELL THESE PROPERTIES AT AN OPPORTUNE TIME AND INCREASED COSTS TO US.

        We have agreed to restrictions on our ability to sell, finance, refinance and, in some instances, pay down existing financing on the Charles E. Smith Commercial Realty L.P. properties for a period of up to 20 years, under a tax reporting and protection agreement that we entered into at the closing of the merger. This agreement prohibits us from taking these actions unless the operating partnership also pays the contributing partners based on their tax liabilities as a result of the sale. These arrangements may significantly reduce our ability to sell, finance or repay indebtedness secured by the subject properties or assets.

        In addition, subject to limited exceptions, we are restricted from selling or otherwise transferring or disposing of certain properties located in the Crystal City area of Arlington, Virginia or an interest in our division that manages the majority of our office properties in the Washington, D.C. metropolitan area, which we refer to as the "Smith Division," for a period of 12 years with respect to certain properties located in the Crystal City area of Arlington, Virginia or six years with respect to an interest in the Smith Division. These restrictions, which currently cover approximately 13.0 million square feet of space, could result in our inability to sell these properties or an interest in the Smith Division at an opportune time and increased costs to us.

WE MAY INCUR COSTS TO COMPLY WITH ENVIRONMENTAL LAWS.

        Our operations and properties are subject to various federal, state and local laws, ordinances and regulations concerning the protection of the environment including air and water quality, hazardous substances and health and safety. Under certain of these environmental laws a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property. The owner or operator may also be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by those parties because of the contamination. These laws often impose liability without regard to whether the owner or operator knew of the release of the substances or caused the release. The presence of contamination or the failure to remediate contamination may impair our ability to sell or lease real estate or to borrow using the real estate as collateral. Other laws and regulations govern indoor and outdoor air quality including those that can require the abatement or removal of asbestos-containing materials in the event of damages, demolition, renovation or remodeling and also govern emissions of and exposure to asbestos fibers in the air. The maintenance and removal of lead paint and certain electrical equipment containing polychlorinated biphenyls (PCBs) and underground storage tanks are also regulated by federal and state laws. We could incur fines for environmental compliance and be held liable for the costs of remedial action with respect to the foregoing regulated substances or tanks or related claims arising out of environmental contamination or exposure at or from our properties.

        Each of our properties has been subjected to varying degrees of environmental assessment at various times. The environmental assessments did not reveal any material environmental condition. However, identification of new compliance concerns or undiscovered areas of contamination, changes in the extent or known scope of contamination, discovery of additional sites, human exposure to the contamination or changes in cleanup or compliance requirements could result in significant costs to us.



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REAL ESTATE IS A COMPETITIVE BUSINESS.

        Our business segments -- Office, Retail, Merchandise Mart Properties, Temperature Controlled Logistics, and Other -- operate in highly competitive environments. We have a large concentration of properties in the New York City metropolitan area and in the Washington, D.C. and Northern Virginia area. We compete with a large number of real estate property owners and developers. Principal factors of competition are rent charged, attractiveness of location and quality and breadth of services provided. Our success depends upon, among other factors, trends of the national and local economies, financial condition and operating results of current and prospective tenants and customers, availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation and population trends.

THE TERRORIST ATTACKS OF SEPTEMBER 11, 2001 IN NEW YORK CITY AND THE WASHINGTON, D.C. AREA MAY ADVERSELY AFFECT THE VALUE OF OUR PROPERTIES AND OUR ABILITY TO GENERATE CASH FLOW.

THERE MAY BE A DECREASE IN DEMAND FOR SPACE IN LARGE METROPOLITAN AREAS THAT ARE CONSIDERED AT RISK FOR FUTURE TERRORIST ATTACKS, AND THIS DECREASE MAY REDUCE OUR REVENUES FROM PROPERTY RENTALS.

        We have significant investments in large metropolitan areas, including the New York/New Jersey, Washington, D.C. and Chicago metropolitan areas. In the aftermath of the terrorist attacks, tenants in these areas may choose to relocate their business to less populated, lower-profile areas of the United States that are not as likely to be targets of future terrorist activity. This in turn would trigger a decrease in the demand for space in these areas, which could increase vacancies in our properties and force us to lease our properties on less favorable terms. As a result, the value of our properties and the level of our revenues could decline materially.

OUR INVESTMENT IN HOTEL PENNSYLVANIA IS DEPENDENT ON THE TRAVEL INDUSTRY, AND THAT INVESTMENT HAS BEEN AND MAY CONTINUE TO BE IMPACTED SEVERELY BY THE TERRORIST ATTACKS AND THE CURRENT ECONOMIC DOWNTURN.

        Our investment in Hotel Pennsylvania is directly dependent on the travel industry generally and the numbers of visitors to New York City in particular. Since September 11, 2001, there has been a substantial decline in travel and tourism generally, and in particular in New York City. Accordingly, there has been a significant reduction in occupancy at Hotel Pennsylvania. As a result, revenues generated by this investment have been impacted severely by that decline, and we expect this impact on revenues to continue.

ALL OF OUR TEMPERATURE CONTROLLED LOGISTICS WAREHOUSES ARE LEASED TO ONE TENANT, AND THAT TENANT IS EXPERIENCING OPERATING DIFFICULTIES.

        The operating partnership owns a 60% general partnership interest in a partnership, which we refer to as the "Vornado Crescent Portland Partnership," that owns 88 cold storage warehouses nationwide with an aggregate of approximately 441.5 million cubic feet of refrigerated, frozen and dry storage space. The Vornado Crescent Portland Partnership sold all of the non-real estate assets encompassing the operations of the temperature controlled business to a new partnership named AmeriCold Logistics owned 60% by Vornado Operating Company, which we refer to as "Vornado Operating," and 40% by Crescent Operating Inc. AmeriCold Logistics leases the underlying temperature controlled warehouses used in this business from the Vornado Crescent Portland Partnership, which continues to own the real estate. During 2002, AmeriCold Logistics generated approximately 8% of our adjusted EBITDA. The leases, as amended, generally have a 15 year term with two five-year renewal options and provide for the payment of fixed base rent and percentage rent based on revenue AmeriCold Logistics receives from its customers. The contractual rent for 2002 was $150,000,000. The landlord's share of annual maintenance capital expenditures is $9,500,000. In accordance with the leases, AmeriCold Logistics deferred payment of $32,248,000 of 2002 rent due to the landlord, of which our share was $19,349,000. Based on the joint venture's policy of recognizing rental income when earned and collection is assured or cash is received, the joint venture did not recognize this rent in the year ended December 31, 2002. At December 31, 2002, our share of the joint venture's total deferred rent receivable from the tenant is $24,350,000. On December 31, 2001, the landlord released the tenant from its obligation to pay $39,812,000 of rent deferred in 2001 and 2000, of which our share was $23,887,000. This amount equaled the rent which was not recognized as income by the joint venture and accordingly had no profit and loss effect to us.

        To the extent that the operations of AmeriCold Logistics may affect its ability to pay rent, including percentage rent due under the leases, we indirectly bear the risks associated with AmeriCold Logistics' cold storage business. The cold storage business is extremely competitive. Factors affecting AmeriCold Logistics' ability to compete include, among others, (a) warehouse locations, (b) customer mix and (c) availability, quality and price of additional services.

WE MAY NOT BE ABLE TO OBTAIN CAPITAL TO MAKE INVESTMENTS.

        We depend primarily on external financing to fund the growth of our business. This is because one of the requirements of the Internal Revenue Code of 1986, as amended, for a REIT is that it distributes 90% of its net taxable income, excluding net capital gains, to its shareholders. Our access to debt or equity financing depends on banks' willingness to lend and on conditions in the capital markets. We and other companies in the real estate industry have experienced limited availability of bank loans and capital markets financing from time to time. Although we believe that we will be able to finance any investments we wish to make in the foreseeable future, financing other than what we already have available might not be available on acceptable terms.

        For information about our available sources of funds, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and the notes to the consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 2002.

OUR OWNERSHIP STRUCTURE AND RELATED-PARTY TRANSACTIONS MAY GIVE RISE TO CONFLICTS OF INTEREST.

STEVEN ROTH AND INTERSTATE PROPERTIES MAY EXERCISE SUBSTANTIAL INFLUENCE OVER US. THEY AND SOME OF OUR OTHER TRUSTEES AND OFFICERS HAVE INTERESTS OR POSITIONS IN OTHER ENTITIES THAT MAY COMPETE WITH US.

        As of December 31, 2002, Interstate Properties, a New Jersey general partnership, and its partners owned approximately 12.9% of the common shares of Vornado and approximately 27.5% of the common stock of Alexander's, Inc. and beneficially owned approximately 7.9% of the common stock of Vornado Operating (approximately 17.0% assuming redemption of 447,017 units of Vornado Operating L.P., the operating subsidiary of Vornado Operating, that are beneficially owned by Interstate Properties and redeemable for common stock of Vornado Operating). Steven Roth, David Mandelbaum and Russell B. Wight, Jr. are the three partners of Interstate Properties. Mr. Roth is the Chairman of the Board and Chief Executive Officer of Vornado, the managing general partner of Interstate Properties, the Chief Executive Officer and a director of Alexander's and the Chairman of the Board and Chief Executive Officer of Vornado Operating. Mr. Wight is a trustee of Vornado and is also a director of both Alexander's and Vornado Operating. Mr. Mandelbaum is a trustee of Vornado and is also a director of Alexander's.

        As of December 31, 2002, Vornado owned 33.1% of the outstanding common stock of Alexander's. Alexander's is a REIT engaged in leasing, managing, developing and redeveloping properties, focusing primarily on the locations where its department stores operated before they ceased operations in 1992. Alexander's has six properties, which are located in the New York City metropolitan area. Mr. Roth and Michael D. Fascitelli, the President and a trustee of Vornado, are directors of Alexander's. Messrs. Mandelbaum, Richard R. West and Wight are trustees of Vornado and are also directors of Alexander's.

        Because of these overlapping interests, Mr. Roth and Interstate Properties may have substantial influence over Vornado, Alexander's and Vornado Operating and on the outcome of any matters submitted to Vornado's, Alexander's or Vornado Operating's shareholders for approval. In addition, certain decisions concerning our operations or financial structure may present conflicts of interest among Messrs. Roth, Mandelbaum and Wight and Interstate Properties and our other shareholders. In addition, Mr. Roth and Interstate Properties may in the future engage in a wide variety of activities in the real estate business which may result in conflicts of interest with respect to matters affecting Vornado, Alexander's or Vornado Operating, such as which of these entities or persons, if any, may take advantage of potential business opportunities, the business focus of these entities, the types of properties and geographic locations in which these entities make investments, potential competition between business activities conducted, or sought to be conducted, by Vornado, Interstate Properties, Alexander's and Vornado Operating, competition for properties and tenants, possible corporate transactions such as acquisitions and other strategic decisions affecting the future of these entities.

        Vornado currently manages and leases the real estate assets of Interstate Properties under a management agreement for which Vornado receives an annual fee equal to 4% of base rent and percentage rent and certain other commissions. The management agreement has a term of one year and is automatically renewable unless terminated by either of the parties on 60 days' notice at the end of the term. Vornado earned $1,655,000 and $1,450,000 of management fees under the management agreement for the years ended December 31, 2001 and 2002. Because Vornado and Interstate Properties are controlled by the same persons, as described above, the terms of the management agreement and any future agreements between us and Interstate Properties may not be comparable to those we could have negotiated with an unaffiliated third party.

VORNADO ENGAGES IN TRANSACTIONS WITH VORNADO OPERATING ON TERMS THAT MAY OR MAY NOT BE COMPARABLE TO THOSE WE COULD NEGOTIATE WITH UNAFFILIATED THIRD PARTIES.

        In October 1998, Vornado Operating was spun off from Vornado in order to own assets that Vornado could not itself own and conduct activities that Vornado could not itself conduct.

        In addition to being trustees of Vornado, Messrs. Roth, Fascitelli, West and Wight are directors of Vornado Operating. Mr. Roth is also Chairman of the Board and Chief Executive Officer of Vornado Operating, Mr. Fascitelli is also President of Vornado Operating, and certain other members of Vornado's senior management hold corresponding positions with Vornado Operating.

        The operating partnership entered into a $75,000,000 unsecured revolving credit facility with Vornado Operating that expires on December 31, 2004. Borrowings under the revolving credit agreement bear interest at LIBOR plus 3%. The operating partnership receives an annual commitment fee equal to 1% on the average daily unused portion of the facility. Vornado Operating is not required to pay any amortization under the revolving credit agreement during its term. The revolving credit agreement prohibits Vornado Operating from incurring indebtedness to third parties, other than certain purchase money debt and certain other exceptions, and prohibits Vornado Operating from paying dividends. As of December 31, 2002, $21,989,000 was outstanding under the revolving credit agreement.

        The operating partnership and Vornado Operating are parties to an agreement under which, among other things, (a) the operating partnership will offer Vornado Operating, under certain circumstances, an opportunity to become the lessee of certain real property owned now or in the future by the operating partnership under mutually satisfactory lease terms and (b) Vornado Operating will not make any real estate investment or other investments known as REIT-qualified investments unless it first offers the operating partnership the opportunity to make the investment and the operating partnership has rejected that opportunity. Under this agreement, the operating partnership provides Vornado Operating with administrative, corporate, accounting, financial, insurance, legal, tax, data processing, human resources and operational services. For these services, Vornado Operating compensates the operating partnership in an amount determined in good faith by the operating partnership as the amount an unaffiliated third party would charge Vornado Operating for comparable services and reimburses the operating partnership for certain costs incurred and paid to third parties on behalf of Vornado Operating. Under this agreement, compensation for these services was approximately $330,000, $371,000 and $330,000 for the years ended December 31, 2000, 2001 and 2002. Vornado Operating and the operating partnership each have the right to terminate this agreement if the other party is in material default of the agreement or upon 90 days' written notice to the other party at any time after December 31, 2003. In addition, the operating partnership has the right to terminate this agreement upon a change in control of Vornado Operating.

        Vornado Operating's restated certificate of incorporation specifies that one of its corporate purposes is to perform this agreement and, for so long as the agreement remains in effect, prohibits Vornado Operating from making any real estate investment or other REIT-qualified investment without first offering the opportunity to the operating partnership in the manner specified in this agreement.

        We and Vornado Operating may enter into additional transactions in the future. Because we and Vornado Operating share common senior management and because a majority of our trustees also constitute the majority of the directors of Vornado Operating, the terms of the foregoing agreements and any future agreements between us and Vornado Operating may not be comparable to those we could have negotiated with an unaffiliated third party.

THERE MAY BE CONFLICTS OF INTEREST BETWEEN VORNADO AND ALEXANDER'S.

        As of December 31, 2002, Vornado owned 33.1% of the outstanding common stock of Alexander's. Alexander's is a REIT engaged in leasing, managing, developing and redeveloping properties, focusing primarily on the locations where its department stores operated before they ceased operations in 1992. Alexander's has six properties. Interstate Properties, which is further described above, owned an additional 27.5% of the outstanding common stock of Alexander's as of December 31, 2002. Mr. Roth, Chairman of the Board and Chief Executive Officer of Vornado, is Chief Executive Officer and a director of Alexander's, and Mr. Fascitelli, President and a trustee of Vornado, is President and a director of Alexander's. Messrs. Mandelbaum, West and Wight, trustees of Vornado, are also directors of Alexander's. Alexander's common stock is listed on the New York Stock Exchange under the symbol "ALX."

        At December 31, 2002, the operating partnership had loans receivable from Alexander's of $119,000,000 at an interest rate of 12.48%. These loans mature on the earlier of January 3, 2006 or the date that Alexander's Lexington Avenue construction loan is repaid in full. The operating partnership manages, develops and leases the Alexander's properties under management and development agreements and leasing agreements under which the operating partnership receives annual fees from Alexander's. These agreements have a one-year term expiring in March of each year, except that the Lexington Avenue management and development agreements have a term lasting until substantial completion of development of the Lexington Avenue property, and are all automatically renewable. Because Vornado and Alexander's share common senior management and because a majority of the trustees of Vornado also constitute the majority of the directors of Alexander's, the terms of the foregoing agreements and any future agreements between us and Alexander's may not be comparable to those we could have negotiated with an unaffiliated third party.

        For a description of Interstate Properties' ownership of Vornado, Vornado Operating and Alexander's, see "-- Steven Roth and Interstate Properties may exercise substantial influence over us. They and some of our other trustees and officers have interests or positions in other entities that may compete with us" above.

ARCHSTONE-SMITH TRUST PROVIDES SERVICES TO US UNDER AGREEMENTS THAT WERE NOT NEGOTIATED AT ARM'S LENGTH.

        We have agreements with Archstone-Smith Trust under which we lease office space to Archstone-Smith Trust and share the cost of certain office-related services with it that were not negotiated at arm's length. These agreements were entered into by Charles E. Smith Commercial Realty in 1997, before our January 1, 2002 acquisition of Charles E. Smith Commercial Realty, at a time when Mr. Smith and Mr. Kogod were in control of both Charles E. Smith Commercial and the Charles E. Smith Residential Division of Archstone-Smith. Mr. Smith and Mr. Kogod, who became members of our board of trustees on January 1, 2002, are also trustees and shareholders of Archstone-Smith Trust.

OUR ORGANIZATIONAL AND FINANCIAL STRUCTURE GIVES RISE TO OPERATIONAL AND FINANCIAL RISKS.

WE DEPEND ON OUR DIRECT AND INDIRECT SUBSIDIARIES' DIVIDENDS AND DISTRIBUTIONS, AND THESE SUBSIDIARIES' CREDITORS AND PREFERRED SECURITY HOLDERS ARE ENTITLED TO PAYMENT OF AMOUNTS PAYABLE TO THEM BY THE SUBSIDIARIES BEFORE THE SUBSIDIARIES MAY PAY ANY DIVIDENDS OR DISTRIBUTIONS TO US.

        Substantially all of our assets consist of our partnership interests in the operating partnership. The operating partnership holds substantially all of its properties and assets through subsidiaries. The operating partnership therefore depends for substantially all of its cash flow on cash distributions to it by its subsidiaries, and we in turn depend for substantially all of our cash flow on cash distributions to us by the operating partnership. The creditors of each of our direct and indirect subsidiaries are entitled to payment of that subsidiary's obligations to them, when due and payable, before distributions may be made by that subsidiary to its equity holders. Thus, the operating partnership's ability to make distributions to holders of units depends on its subsidiaries' ability first to satisfy their obligations to their creditors and then to make distributions to the operating partnership. Likewise, our ability to pay dividends to holders of common and preferred shares depends on the operating partnership's ability first to satisfy its obligations to its creditors and make distributions payable to holders of preferred units and then to make distributions to us.

        Furthermore, the holders of preferred units of the operating partnership are entitled to receive preferred distributions before payment of distributions to holders of common units of the operating partnership, including us. Thus, our ability to pay dividends to holders of our common shares depends on the operating partnership's ability first to satisfy its obligations to its creditors and make distributions payable to holders of preferred units and then to make distributions to us. There are currently 17 series of preferred units of the operating partnership not held by us that have preference over our common shares. The total liquidation value of these 17 series of preferred units is approximately $1,494,061,000.

        In addition, we may participate in any distribution of the assets of any of our direct or indirect subsidiaries upon the liquidation, reorganization or insolvency of the subsidiary only after the claims of the creditors, including trade creditors, and preferred security holders, if any, of the subsidiary are satisfied.

WE HAVE INDEBTEDNESS, AND THIS INDEBTEDNESS MAY INCREASE.

        As of December 31, 2002, we had approximately $4.966 billion in total debt outstanding. Our ratio of total debt to total enterprise value was 45%. When we say "enterprise value" in the preceding sentence, we mean market equity value of Vornado Realty Trust plus debt less cash. In the future, we may incur additional debt, and thus increase our ratio of total debt to total enterprise value, to finance acquisitions or property developments.

LOSS OF OUR KEY PERSONNEL COULD HARM OUR OPERATIONS.

        We are dependent on the efforts of Steven Roth, the Chairman of the Board of Trustees and Chief Executive Officer of Vornado, and Michael D. Fascitelli, the President of Vornado. While we believe that we could find replacements for these key personnel, the loss of their services could harm our operations.

WE MIGHT FAIL TO QUALIFY OR REMAIN QUALIFIED AS A REIT.

        Although we believe that Vornado will remain organized and will continue to operate so as to qualify as a REIT for federal income tax purposes, we might fail to remain qualified in this way. Qualification as a REIT for federal income tax purposes is governed by highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial or administrative interpretations. Vornado's qualification as a REIT also depends on various facts and circumstances that are not entirely within our control. In addition, legislation, new regulations, administrative interpretations or court decisions might significantly change the tax laws with respect to the requirements for qualification as a REIT or the federal income tax consequences of qualification as a REIT.

        If, with respect to any taxable year, Vornado fails to maintain its qualification as a REIT, it could not deduct distributions to shareholders in computing its taxable income and would have to pay federal income tax on its taxable income at regular corporate rates. The federal income tax payable would include any applicable alternative minimum tax. If Vornado had to pay federal income tax, the amount of money available to distribute to shareholders would be reduced for the year or years involved, and Vornado would no longer be required to distribute money to shareholders. In addition, Vornado would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost, unless Vornado was entitled to relief under the relevant statutory provisions. Although Vornado currently intends to operate in a manner designed to allow it to qualify as a REIT, future economic, market, legal, tax or other considerations may cause it to revoke the REIT election.

VORNADO'S CHARTER DOCUMENTS AND APPLICABLE LAW MAY HINDER ANY ATTEMPT TO ACQUIRE VORNADO.

        Generally, for Vornado to maintain its qualification as a REIT under the Internal Revenue Code, not more than 50% in value of the outstanding shares of beneficial interest of Vornado may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of Vornado's taxable year. The Internal Revenue Code defines "individuals" for purposes of the requirement described in the preceding sentence to include some types of entities. Under Vornado's Amended and Restated Declaration of Trust, as amended, no person may own more than 6.7% of the outstanding common shares or 9.9% of the outstanding preferred shares, with some exceptions for persons who held common shares in excess of the 6.7% limit before Vornado adopted the limit and other persons approved by Vornado's Board of Trustees. These restrictions on transferability and ownership may delay, deter or prevent a change in control of Vornado or other transaction that might involve a premium price or otherwise be in the best interest of the shareholders. We refer to Vornado's Amended and Restated Declaration of Trust, as amended, as the "declaration of trust."

        Vornado's Board of Trustees is divided into three classes of trustees. Trustees of each class are chosen for three-year staggered terms. Staggered terms of trustees may reduce the possibility of a tender offer or an attempt to change control of Vornado, even though a tender offer or change in control might be in the best interest of our shareholders.

        Vornado's declaration of trust authorizes the Board of Trustees:

        - to cause Vornado to issue additional authorized but unissued common shares or preferred shares;

        - to classify or reclassify, in one or more series, any unissued preferred shares;

        - to set the preferences, rights and other terms of any classified or reclassified shares that Vornado issues; and

        - to increase, without shareholder approval, the number of shares of beneficial interest that Vornado may issue.

        The Board of Trustees could establish a series of preferred shares whose terms could delay, deter or prevent a change in control of Vornado or other transaction that might involve a premium price or otherwise be in the best interest of our shareholders, although the Board of Trustees does not now intend to establish a series of preferred shares of this kind. Vornado's declaration of trust and bylaws contain other provisions that may delay, deter or prevent a change in control of Vornado or other transaction that might involve a premium price or otherwise be in the best interest of the shareholders.

        Under the Maryland General Corporation Law, as amended, which we refer to as the "MGCL," as applicable to real estate investment trusts, certain "business combinations," including certain mergers, consolidations, share exchanges and asset transfers and certain issuances and reclassifications of equity securities, between a Maryland real estate investment trust and any person who beneficially owns ten percent or more of the voting power of the trust's shares or an affiliate or an associate, as defined in the MGCL, of the trust who, at any time within the two-year period before the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting shares of beneficial interest of the trust, which we refer to as an "interested shareholder," or an affiliate of the interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. After that five-year period, any business combination of these kinds must be recommended by the board of trustees of the trust and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding shares of beneficial interest of the trust and (b) two-thirds of the votes entitled to be cast by holders of voting shares of the trust other than shares held by the interested shareholder with whom, or with whose affiliate, the business combination is to be effected, unless, among other conditions, the trust's common shareholders receive a minimum price, as defined in the MGCL, for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its common shares. The provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of trustees of the trust before the interested shareholder becomes an interested shareholder, and a person is not an interested shareholder if the board of trustees approved in advance the transaction by which the person otherwise would have become an interested shareholder. In approving a transaction, the board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board. The Vornado board has adopted a resolution exempting any business combination between any trustee or officer of Vornado, or their affiliates, and Vornado. As a result, the trustees and officers of Vornado and their affiliates may be able to enter into business combinations with Vornado which may not be in the best interest of shareholders. With respect to business combinations with other persons, the business combination provisions of the MGCL may have the effect of delaying, deferring or preventing a change in control of Vornado or other transaction that might involve a premium price or otherwise be in the best interest of the shareholders. The business combination statute may discourage others from trying to acquire control of Vornado and increase the difficulty of consummating any offer.

THE NUMBER OF SHARES OF VORNADO AND THE MARKET FOR THOSE SHARES GIVE RISE TO VARIOUS RISKS.

VORNADO HAS MANY SHARES AVAILABLE FOR FUTURE SALE, WHICH COULD HURT THE MARKET PRICE OF OUR SHARES.

        As of February 3, 2003, 31,876,821 Vornado common shares were reserved for issuance upon redemption of operating partnership units. Some of these shares may be sold in the public market after registration under the Securities Act under registration rights agreements between Vornado and some holders of units of the operating partnership. These shares may also be sold in the public market under Rule 144 under the Securities Act or other available exemptions from registration. In addition, we have reserved a number of common shares for issuance under our employee benefit plans, and these common shares will be available for sale from time to time. We have awarded shares of restricted stock and granted options to purchase additional common shares to some of our executive officers and employees. We cannot predict the effect that future sales of our common shares, or the perception that sales of common shares could occur, will have on the market prices of the common shares.

CHANGES IN MARKET CONDITIONS COULD HURT THE MARKET PRICE OF OUR SHARES.

        The value of our shares depends on various market conditions, which may change from time to time. Among the market conditions that may affect the value of our shares are the following:

        -      the extent of institutional investor interest in Vornado;

        - the reputation of REITs generally and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate companies, and fixed income securities (including in connection with any possible change in the taxation of dividends, as discussed below);

        -      our financial condition and performance; and

        -      general financial market conditions.

        In particular, the President of the United States has proposed several changes to the taxation of dividends, including an exclusion of certain dividends from taxable income. While numerous changes to the proposal, including its withdrawal, may occur before the proposal is enacted into law, it is likely that most, if not all, dividends paid by REITs will not qualify for the proposed exclusion and therefore will continue to be treated as taxable income. This may adversely affect equity securities of REITs as compared to equity securities of other issuers.

        In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies.

INCREASED MARKET INTEREST RATES MAY HURT THE VALUE OF OUR SHARES.

        We believe that investors consider the distribution rate on REIT shares, expressed as a percentage of the price of the shares, relative to market interest rates as an important factor in deciding whether to buy or sell the shares. If market interest rates go up, prospective purchasers of REIT shares may expect a higher distribution rate. Higher interest rates would not, however, result in more funds for us to distribute and, in fact, would likely increase our borrowing costs and might decrease our funds available for distribution. Thus, higher market interest rates could cause the market price of our shares to decline.

                      VORNADO AND THE OPERATING PARTNERSHIP

        Vornado is a fully-integrated real estate investment trust organized under the laws of Maryland. Vornado conducts its business through, and substantially all of its interests in properties are held by, the operating partnership. Vornado is the sole general partner of, and owned approximately 79% of the common limited partnership interest in, the operating partnership as of February 3, 2003.

        The operating partnership currently owns directly or indirectly:

        -      Office Properties:

               -- all or portions of 74 office properties in the New York City metropolitan area (primarily Manhattan) and in the Washington, D.C. and Northern Virginia area aggregating approximately 27.7 million square feet;

        -      Retail Properties:

               -- 62 retail properties in six states and Puerto Rico aggregating approximately 12.5 million square feet, including 1.8 million square feet built by tenants on land leased from Vornado;

        -      Merchandise Mart Properties:

               -- the Merchandise Mart Properties portfolio containing approximately 8.6 million square feet, including the 3.4 million square foot Merchandise Mart in Chicago;

        -      Temperature Controlled Logistics:

               -- a 60% interest in the Vornado Crescent Portland Partnership that owns 88 cold storage warehouses nationwide with an aggregate of approximately 441.5 million cubic feet of refrigerated space leased to AmeriCold Logistics;

        -      Other Real Estate Investments:

               --    33.1% of the outstanding common stock of Alexander's, Inc.;

               -- the Hotel Pennsylvania in New York City consisting of a hotel portion containing 1 million square feet with 1,700 rooms and a commercial portion containing .4 million square feet of retail and office space;

               -- a 21.7% interest in The Newkirk Master Limited Partnership, which owns office, retail and industrial properties net leased primarily to credit rated tenants and various debt interests in those properties;

               -- eight dry warehouse/industrial properties in New Jersey containing approximately 2.0 million square feet; and

               -- other investments including interests in other real estate, marketable securities and loans and notes receivable.

        The principal executive offices of Vornado and the operating partnership are located at 888 Seventh Avenue, New York, New York 10019; telephone (212) 894-7000. We maintain a website at www.vno.com where general information about us is available. We are not incorporating the contents of our website into this prospectus.

                                 USE OF PROCEEDS

        All of the common shares are being offered by the selling shareholders. Vornado will not receive any proceeds from the sale of the shares offered by this prospectus.

                              SELLING SHAREHOLDERS

        The selling shareholders hold 985,034 units of Vornado Realty L.P. and 179,524 common shares of Vornado Realty Trust issued by Vornado upon redemption of units, applicable to this prospectus. These units were issued in various transactions in which Vornado Realty L.P. acquired property and limited partnership interests. The following table describes, as of the date of this prospectus, the selling shareholders, the number of shares owned by the selling shareholders before the offering to which this prospectus relates, including all common shares that we may issue upon redemption of all units held by the selling shareholders, and the maximum number of common shares that the selling shareholders may sell using this prospectus, assuming that each selling shareholder redeems all of the units it holds and that Vornado issues common shares for all of the units redeemed. As used in this prospectus, the term selling shareholder also includes transferees, assignees, distributees and pledgees of the selling shareholders. Each sale of shares by any selling shareholder may, if required, be accompanied by a supplement to this prospectus stating the name of the selling shareholder using that prospectus supplement, the number of shares being sold and a supplemental plan of distribution describing the specific manner of sale of those shares. Because the selling shareholders may sell all, some or none of the offered shares, no estimate can be made of the number of offered shares that will be sold by the selling shareholders or that will be owned by the selling shareholders upon completion of the offering.

                                                           NUMBER OF SHARES      NUMBER OF SHARES
                                                             OWNED BEFORE        OFFERED BY THIS
SELLING SHAREHOLDERS                                          OFFERING(2)           PROSPECTUS
--------------------                                       ----------------      ----------------
Gould Investors L.P.............................                458,964               458,964
VRLP partners from 909 Third Avenue(1)..........                103,075                44,490
VRLP partners from cold storage warehouses(1)...                144,620               144,620
VRLP partners from Newkirk partnerships(1)......                546,462               516,478
                                                             ==========            ==========
      Total.....................................              1,253,121             1,164,558

        (1) Includes 413 selling shareholders that would in the aggregate, assuming that each selling shareholder redeems all of the units it holds and that Vornado issues common shares for all units redeemed, beneficially own less than 1% of the outstanding common shares. These selling shareholders are or were partners of Vornado Realty L.P. who received VRLP units in exchange for their interests in 909 Third Avenue in New York City, in nine cold storage warehouses in the central United States, or in various limited partnerships, called the Newkirk partnerships, that own real estate.

        (2) The number of shares includes all common shares that we may issue to the selling shareholders upon redemption of units owned by the selling shareholders.

                          DESCRIPTION OF COMMON SHARES

        The following description of the material terms of the common shares of Vornado is only a summary and is qualified in its entirety by reference to the provisions governing the common shares contained in the declaration of trust, including all amendments and supplements to the declaration of trust, and bylaws of Vornado. Copies of the declaration of trust and bylaws are exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information" for information regarding how to obtain a copy of those documents.

VORNADO'S AUTHORIZED AND OUTSTANDING CLASSES OF SHARES

        The declaration of trust authorizes the issuance of up to 540,000,000 shares of beneficial interest, consisting of:

        - 200,000,000 common shares of beneficial interest, par value $0.04 per share;

        - 70,000,000 preferred shares of beneficial interest, without par value; and

        - 270,000,000 excess shares of beneficial interest, par value $0.04 per share.

Of the authorized 70,000,000 preferred shares, Vornado Realty Trust has designated:

        -      5,789,315 as $3.25 Series A Convertible Preferred Shares;

        -      3,400,000 as 8.5% Series B Cumulative Redeemable Preferred
               Shares;

        -      4,600,000 as 8.5% Series C Cumulative Redeemable Preferred
               Shares;

        -      3,500,000 as Series D-1 8.5% Cumulative Redeemable Preferred
               Shares;

        -      549,336 as 8.375% Series D-2 Cumulative Redeemable Preferred
               Shares;

        -      8,000,000 as Series D-3 8.25% Cumulative Redeemable Preferred
               Shares;

        -      5,000,000 as Series D-4 8.25% Cumulative Redeemable Preferred
               Shares;

        -      6,480,000 as Series D-5 8.25% Cumulative Redeemable Preferred
               Shares;

        -      1,000,000 as Series D-6 8.25% Cumulative Redeemable Preferred
               Shares;

        -      7,200,000 as Series D-7 8.25% Cumulative Redeemable Preferred
               Shares;

        -      360,000 as Series D-8 8.25% Cumulative Redeemable Preferred
               Shares; and

        -      1,800,000 as Series D-9 8.25% Cumulative Redeemable Preferred
               Shares.

As of February 28, 2003, the following shares were issued and outstanding:

        -      108,837,261 common shares;

        -      1,446,623 Series A preferred shares;

        -      3,400,000 Series B preferred shares; and

        -      4,600,000 Series C preferred shares.

        No Series D-1, Series D-2, Series D-3, Series D-4, Series D-5, Series D-6, Series D-7, Series D-8, or Series D-9 preferred shares were issued and outstanding as of February 28, 2003. Shares of each of these series may be issued in the future upon redemption of preferred units of limited partnership interest of the operating partnership of a corresponding series that were issued and outstanding as of February 28, 2003. No excess shares were issued and outstanding as of February 28, 2003.

DIVIDEND AND VOTING RIGHTS OF HOLDERS OF COMMON SHARES

        The holders of common shares are entitled to receive dividends when, if and as authorized by the Vornado board and declared by Vornado out of assets legally available to pay dividends, if receipt of the dividends is in compliance with the provisions in the declaration of trust restricting the transfer of shares of beneficial interest. However, if any preferred shares are at the time outstanding, Vornado may only pay dividends or other distributions on common shares or purchase common shares if full cumulative dividends have been paid on outstanding preferred shares and there is no arrearage in any mandatory sinking fund on outstanding preferred shares. The terms of the series of preferred shares that are now issued and outstanding do not provide for any mandatory sinking fund.

        The holders of common shares are entitled to one vote for each share on all matters on which shareholders are entitled to vote, including elections of trustees. There is no cumulative voting in the election of trustees, which means that the holders of a majority of the outstanding common shares can elect all of the trustees then standing for election. The holders of common shares do not have any conversion, redemption or preemptive rights to subscribe to any securities of Vornado. If Vornado is dissolved, liquidated or wound up, holders of common shares are entitled to share proportionally in any assets remaining after the prior rights of creditors, including holders of the indebtedness of Vornado Realty Trust, and the aggregate liquidation preference of any preferred shares then outstanding are satisfied in full.

        The common shares have equal dividend, distribution, liquidation and other rights and have no preference, appraisal or exchange rights. All outstanding common shares are duly authorized, fully paid and non-assessable.

RESTRICTIONS ON OWNERSHIP OF COMMON SHARES

THE COMMON SHARES BENEFICIAL OWNERSHIP LIMIT

        For Vornado to maintain its qualification as a REIT under the Internal Revenue Code, not more than 50% of the value of its outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of a taxable year and the shares of beneficial interest must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. The Internal Revenue Code defines "individuals" to include some entities for purposes of the preceding sentence. All references to a shareholder's ownership of common shares in this section "-- The common shares beneficial ownership limit" assume application of the applicable attribution rules of the Internal Revenue Code under which, for example, a shareholder is deemed to own shares owned by his or her spouse.

        The declaration of trust contains a number of provisions which restrict the ownership and transfer of shares. These provisions seek to safeguard Vornado against an inadvertent loss of its REIT status and to deter non-negotiated acquisitions of, and proxy fights for, us by third parties. The declaration of trust contains a limitation that restricts, with some exceptions, shareholders from owning more than a specified percentage of the outstanding common shares. We call this percentage the "common shares beneficial ownership limit." The common shares beneficial ownership limit was initially set at 2.0% of the outstanding common shares. The Vornado board subsequently adopted a resolution increasing the common shares beneficial ownership limit from 2.0% to 6.7% of the outstanding common shares and has the authority to grant limited exemptions from the common shares beneficial ownership limit. The shareholders who owned more than 6.7% of the common shares immediately after the merger of Vornado, Inc. into Vornado in May 1993 may continue to do so and may acquire additional common shares through stock option and similar plans or from other shareholders who owned more than 6.7% of the common shares immediately after that merger. However, common shares cannot be transferred if, as a result, more than 50% in value of the outstanding shares of Vornado would be owned by five or fewer individuals. While the shareholders who owned more than 6.7% of the common shares immediately after the merger of Vornado, Inc. into Vornado in May 1993 are not generally permitted to acquire additional common shares from any other source, these shareholders may acquire additional common shares from any source if Vornado issues additional common shares, up to the percentage held by them immediately before Vornado issues the additional shares.

        Shareholders should be aware that events other than a purchase or other transfer of common shares can result in ownership, under the applicable attribution rules of the Internal Revenue Code, of common shares in excess of the common shares beneficial ownership limit. For instance, if two shareholders, each of whom owns 3.5% of the outstanding common shares, were to marry, then after their marriage both shareholders would be deemed to own 7.0% of the outstanding common shares, which is in excess of the common shares beneficial ownership limit. Similarly, if a shareholder who owns 4.9% of the outstanding common shares were to purchase a 50% interest in a corporation which owns 4.8% of the outstanding common shares, then the shareholder would be deemed to own 7.3% of the outstanding common shares. You should consult your own tax advisors concerning the application of the attribution rules of the Internal Revenue Code in your particular circumstances.

THE CONSTRUCTIVE OWNERSHIP LIMIT

        Under the Internal Revenue Code, rental income received by a REIT from persons in which the REIT is treated, under the applicable attribution rules of the Internal Revenue Code, as owning a 10% or greater interest does not constitute qualifying income for purposes of the income requirements that REITs must satisfy. For these purposes, a REIT is treated as owning any stock owned, under the applicable attribution rules of the Internal Revenue Code, by a person that owns 10% or more of the value of the outstanding shares of the REIT. The attribution rules of the Internal Revenue Code applicable for these purposes are different from those applicable with respect to the common shares beneficial ownership limit. All references to a shareholder's ownership of common shares in this section "-- The constructive ownership limit" assume application of the applicable attribution rules of the Internal Revenue Code.

        In order to ensure that rental income of Vornado will not be treated as nonqualifying income under the rule described in the preceding paragraph, and thus to ensure that Vornado will not inadvertently lose its REIT status as a result of the ownership of shares by a tenant, or a person that holds an interest in a tenant, the declaration of trust contains an ownership limit that restricts, with some exceptions, shareholders from owning more than 9.9% of the outstanding shares of any class. We refer to this 9.9% ownership limit as the "constructive ownership limit." The shareholders who owned shares in excess of the constructive ownership limit immediately after the merger of Vornado, Inc. into Vornado in May 1993 generally are not subject to the constructive ownership limit. The declaration of trust also contains restrictions that are designed to ensure that the shareholders who owned shares in excess of the constructive ownership limit immediately after the merger of Vornado, Inc. into Vornado in May 1993 will not, in the aggregate, own a large enough interest in a tenant or subtenant of the REIT to cause rental income received, directly or indirectly, by the REIT from that tenant or subtenant to be treated as nonqualifying income for purposes of the income requirements that REITs must satisfy. The restrictions described in the preceding sentence have an exception for tenants and subtenants from whom the REIT receives, directly or indirectly, rental income that is not in excess of a specified threshold.

        Shareholders should be aware that events other than a purchase or other transfer of shares can result in ownership, under the applicable attribution rules of the Internal Revenue Code, of shares in excess of the constructive ownership limit. As the attribution rules that apply with respect to the constructive ownership limit differ from those that apply with respect to the common shares beneficial ownership limit, the events other than a purchase or other transfer of shares which can result in share ownership in excess of the constructive ownership limit can differ from those which can result in share ownership in excess of the common shares beneficial ownership limit. You should consult your own tax advisors concerning the application of the attribution rules of the Internal Revenue Code in your particular circumstances.

ISSUANCE OF EXCESS SHARES IF THE OWNERSHIP LIMITS ARE VIOLATED

        The declaration of trust provides that a transfer of common shares that would otherwise result in ownership, under the applicable attribution rules of the Internal Revenue Code, of common shares in excess of the common shares beneficial ownership limit or the constructive ownership limit, or which would cause the shares of beneficial interest of Vornado to be beneficially owned by fewer than 100 persons, will have no effect and the purported transferee will acquire no rights or economic interest in the common shares. In addition, the declaration of trust provides that common shares that would otherwise be owned, under the applicable attribution rules of the Internal Revenue Code, in excess of the common shares beneficial ownership limit or the constructive ownership limit will be automatically exchanged for excess shares. These excess shares will be transferred, by operation of law, to Vornado as trustee of a trust for the exclusive benefit of a beneficiary designated by the purported transferee or purported holder. While so held in trust, excess shares are not entitled to vote and are not entitled to participate in any dividends or distributions made by Vornado. Any dividends or distributions received by the purported transferee or other purported holder of the excess shares before Vornado discovers the automatic exchange for excess shares must be repaid to Vornado upon demand.

        If the purported transferee or purported holder elects to designate a beneficiary of an interest in the trust with respect to the excess shares, he or she may designate only a person whose ownership of the shares will not violate the common shares beneficial ownership limit or the constructive ownership limit. When the designation is made, the excess shares will be automatically exchanged for common shares. The declaration of trust contains provisions designed to ensure that the purported transferee or other purported holder of the excess shares may not receive in return for transferring an interest in the trust with respect to the excess shares, an amount that reflects any appreciation in the common shares that were exchanged during the period that the excess shares were outstanding but will bear the burden of any decline in value during that period. Any amount received by a purported transferee or other purported holder for designating a beneficiary in excess of the amount permitted to be received must be turned over to Vornado. The declaration of trust provides that Vornado, or its designee, may purchase any excess shares that have been automatically exchanged for common shares as a result of a purported transfer or other event. The price at which Vornado, or its designee, may purchase the excess shares will be equal to the lesser of:

        - in the case of excess shares resulting from a purported transfer for value, the price per share in the purported transfer that resulted in the automatic exchange for excess shares, or in the case of excess shares resulting from some other event, the market price of the common shares exchanged on the date of the automatic exchange for excess shares; and

        - the market price of the common shares exchanged for the excess shares on the date that Vornado accepts the deemed offer to sell the excess shares.

        The right of Vornado to buy the excess shares will exist for 90 days, beginning on the date that the automatic exchange for excess shares occurred or, if Vornado did not receive a notice concerning the purported transfer that resulted in the automatic exchange for excess shares, the date that the Vornado board determines in good faith that an exchange for excess shares has occurred.

OTHER PROVISIONS CONCERNING THE RESTRICTIONS ON OWNERSHIP

        The Vornado board may exempt persons from the common shares beneficial ownership limit or the constructive ownership limit, including the limitations applicable to holders who owned in excess of 6.7% of the common shares immediately after the merger of Vornado, Inc. into Vornado in May 1993, if evidence satisfactory to the Vornado board is presented showing that the exemption will not jeopardize the status of Vornado as a REIT under the Internal Revenue Code. No exemption to a person that is an individual for purposes of
Section 542(a)(2) of the Internal Revenue Code, however, may permit the individual to have beneficial ownership with respect to any class of shares in excess of 9.9% of the outstanding shares of the class. Before granting an exemption of this kind, the Vornado board may require a ruling from the IRS, an opinion of counsel satisfactory to it and representations and undertakings from the applicant with respect to preserving the REIT status of Vornado.

        The foregoing restrictions on transferability and ownership will not apply if the Vornado board determines that it is no longer in the best interests of Vornado to attempt to qualify, or to continue to qualify, as a REIT.

        All persons who own, directly or by virtue of the applicable attribution rules of the Internal Revenue Code, more than 2.0% of the outstanding common shares must give a written notice to Vornado containing the information specified in the declaration of trust by January 31 of each year. In addition, each shareholder will be required to disclose to Vornado upon demand any information that Vornado may request, in good faith, to determine the status of Vornado as a REIT or to comply with Treasury regulations promulgated under the REIT provisions of the Internal Revenue Code.

        The ownership restrictions described above may have the effect of precluding acquisition of control of Vornado unless the Vornado board determines that maintenance of REIT status is no longer in the best interests of Vornado.

                                 TRANSFER AGENT

        The transfer agent for common shares of Vornado is Wachovia Bank, N.A. located in Charlotte, North Carolina.

                        FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion summarizes the taxation of Vornado Realty Trust and the material Federal income tax consequences to holders of the common shares for your general information only. It is not tax advice. The tax treatment of a holder of common shares will vary depending upon the holder's particular situation, and this discussion addresses only holders that hold common shares as capital assets and does not deal with all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances. This section also does not deal with all aspects of taxation that may be relevant to certain types of holders to which special provisions of the Federal income tax laws apply, including:

        -      dealers in securities or currencies;

        - traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

        -      banks;

        -      tax-exempt organizations;

        -      certain insurance companies;

        -      persons liable for the alternative minimum tax;

        - persons that hold securities that are a hedge, that are hedged against currency risks or that are part of a straddle or conversion transaction; and

        -      persons whose functional currency is not the U.S. dollar.

        This summary is based on the Internal Revenue Code, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions. This summary describes the provisions of these sources of law only as they are currently in effect. All of these sources of law may change at any time, and any change in the law may apply retroactively.

        WE URGE YOU TO CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO YOU OF ACQUIRING, OWNING AND SELLING COMMON SHARES, INCLUDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, OWNING AND SELLING COMMON SHARES IN YOUR PARTICULAR CIRCUMSTANCES AND POTENTIAL CHANGES IN APPLICABLE LAWS.

                   TAXATION OF VORNADO REALTY TRUST AS A REIT

        In the opinion of Sullivan & Cromwell LLP, commencing with its taxable year ended December 31, 1993, Vornado Realty Trust has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and Vornado Realty Trust's proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service or any court.

        In providing its opinion, Sullivan & Cromwell LLP is relying,

        - as to certain factual matters upon the statements and representations contained in certificates provided to Sullivan & Cromwell LLP by Vornado, Two Penn Plaza, REIT, Inc. and AmeriCold Corporation;

        - without independent investigation, as to certain factual matters upon the statements and representations contained in the certificate provided to Sullivan & Cromwell LLP by Alexander's;

        - without independent investigation, upon the opinion of Shearman & Sterling concerning the qualification of Alexander's as a REIT for each taxable year commencing with its taxable year ending December 31, 1995; and

        - in providing its opinion regarding the qualification of Alexander's as a REIT for Federal income tax purposes, Shearman & Sterling is relying, as to certain factual matters, upon representations received from Alexander's.

        Vornado's qualification as a REIT will depend upon the continuing satisfaction by Vornado and, given Vornado's current ownership interest in Alexander's, AmeriCold and Two Penn, by Alexander's, AmeriCold and Two Penn, of the requirements of the Internal Revenue Code relating to qualification for REIT status. Some of these requirements depend upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping. Accordingly, while Vornado intends to continue to qualify to be taxed as a REIT, the actual results of Vornado's, Two Penn's, AmeriCold's or Alexander's operations for any particular year might not satisfy these requirements. Neither Sullivan & Cromwell LLP nor Shearman & Sterling will monitor the compliance of Vornado, Two Penn, AmeriCold or Alexander's with the requirements for REIT qualification on an ongoing basis.

        The sections of the Internal Revenue Code applicable to REITs are highly technical and complex. The following discussion summarizes material aspects of these sections of the Internal Revenue Code.

        As a REIT, Vornado generally will not have to pay Federal corporate income taxes on its net income that it currently distributes to shareholders. This treatment substantially eliminates the "double taxation" at the corporate and shareholder levels that generally results from investment in a regular corporation.

        However, Vornado will have to pay Federal income tax as follows:

        - First, Vornado will have to pay tax at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains.

        - Second, under certain circumstances, Vornado may have to pay the alternative minimum tax on its items of tax preference.

        - Third, if Vornado has (a) net income from the sale or other disposition of "foreclosure property", as defined in the Internal Revenue Code, which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property, it will have to pay tax at the highest corporate rate on that income.

        - Fourth, if Vornado has net income from "prohibited transactions", as defined in the Internal Revenue Code, Vornado will have to pay a 100% tax on that income. Prohibited transactions are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

        - Fifth, if Vornado should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below under "-- Requirements for Qualification -- Income Tests", but has nonetheless maintained its qualification as a REIT because Vornado has satisfied some other requirements, it will have to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of Vornado's gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 90% of Vornado's gross income (95% for taxable years ending before January 1, 2001) over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect Vornado's profitability.

        - Sixth, if Vornado should fail to distribute during each calendar year at least the sum of (1) 85% of its real estate investment trust ordinary income for that year, (2) 95% of its real estate investment trust capital gain net income for that year and (3) any undistributed taxable income from prior periods, Vornado would have to pay a 4% excise tax on the excess of that required distribution over the amounts actually distributed.

        - Seventh, if during the 10-year period beginning on the first day of the first taxable year for which Vornado qualified as a REIT, Vornado recognizes gain on the disposition of any asset held by Vornado as of the beginning of that period, then, to the extent of the excess of (a) fair market value of that asset as of the beginning of that period over (b) Vornado's adjusted basis in that asset as of the beginning of that period, Vornado will have to pay tax on that gain at the highest regular corporate rate. We refer to the excess of fair market value over adjusted basis described in the preceding sentence as "built-in gain".

               Notwithstanding the taxation of built-in gain described in the preceding paragraph of this bullet point, Vornado will not have to pay tax on recognized built-in gain with respect to assets held as of the first day of the 10-year period beginning on the first day of the first taxable year for which Vornado qualified as a REIT, to the extent that the aggregate amount of that recognized built-in gain exceeds the net aggregate amount of Vornado's unrealized built-in gain as of the first day of that period.

        - Eighth, if Vornado acquires any asset from a C corporation in certain transactions in which Vornado must adopt the basis of the asset or any other property in the hands of the C corporation as the basis of the asset in the hands of Vornado, and Vornado recognizes gain on the disposition of that asset during the 10-year period beginning on the date on which Vornado acquired that asset, then Vornado will have to pay tax on the built-in gain at the highest regular corporate rate. A C corporation means generally a corporation that has to pay full corporate-level tax.

        - Ninth, for taxable years beginning after December 31, 2000, if Vornado receives non-arm's length income from a taxable REIT subsidiary (as defined under "-- Requirements for Qualification -- Asset Tests"), or as a result of services provided by a taxable REIT subsidiary to tenants of Vornado, Vornado will be subject to a 100% tax on the amount of Vornado's non-arm's length income.

REQUIREMENTS FOR QUALIFICATION

        The Internal Revenue Code defines a REIT as a corporation, trust or association

        -      which is managed by one or more trustees or directors;

        - the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

        - which would otherwise be taxable as a domestic corporation, but for Sections 856 through 859 of the Internal Revenue Code;

        - which is neither a financial institution nor an insurance company to which certain provisions of the Internal Revenue Code apply;

        -      the beneficial ownership of which is held by 100 or more persons;

        - during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities; and

        - which meets certain other tests, described below, regarding the nature of its income and assets.

        The Internal Revenue Code provides that the conditions described in the first through fourth bullet points above must be met during the entire taxable year and that the condition described in the fifth bullet point above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

        Vornado has satisfied the conditions described in the first through fifth bullet points of the preceding paragraph and believes that it has also satisfied the condition described in the sixth bullet point of the preceding paragraph. In addition, Vornado's declaration of trust provides for restrictions regarding the ownership and transfer of Vornado's shares of beneficial interest. These restrictions are intended to assist Vornado in continuing to satisfy the share ownership requirements described in the fifth and sixth bullet points of the preceding paragraph. The ownership and transfer restrictions pertaining to the common shares are described in this prospectus under the heading "Description of Common Shares -- Restrictions on Ownership of Common Shares."

        Vornado owns a number of wholly-owned corporate subsidiaries. Internal Revenue Code Section 856(i) provides that unless a REIT makes an election to treat the corporation as a taxable REIT subsidiary, a corporation which is a "qualified REIT subsidiary", as defined in the Internal Revenue Code, will not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary will be treated as assets, liabilities and items of these kinds of the REIT. Thus, in applying the requirements described in this section, Vornado's qualified REIT subsidiaries will be ignored, and all assets, liabilities and items of income, deduction, and credit of these subsidiaries will be treated as assets, liabilities and items of these kinds of Vornado. Vornado believes that all of its wholly-owned corporate subsidiaries are qualified REIT subsidiaries.

        If a REIT is a partner in a partnership, Treasury regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. Thus, Vornado's proportionate share of the assets, liabilities and items of income of any partnership in which Vornado is a partner, including the operating partnership, will be treated as assets, liabilities and items of income of Vornado for purposes of applying the requirements described in this section. Thus, actions taken by partnerships in which Vornado owns an interest, either directly or through one or more tiers of partnerships or qualified REIT subsidiaries, can affect Vornado's ability to satisfy the REIT income and assets tests and the determination of whether Vornado has net income from prohibited transactions. See the fourth bullet point on page 26 for a discussion of prohibited transactions.

INCOME TESTS.

        In order to maintain its qualification as a REIT, Vornado annually must satisfy three gross income requirements.

        - First, Vornado must derive at least 75% of its gross income, excluding gross income from prohibited transactions, for each taxable year directly or indirectly from investments relating to real property or mortgages on real property, including "rents from real property", as defined in the Internal Revenue Code, or from certain types of temporary investments. Rents from real property generally include expenses of Vornado that are paid or reimbursed by tenants.

        - Second, at least 95% of Vornado's gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from real property investments as described in the preceding bullet point, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of these types of source.

        - Third, for its taxable years before 1998, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years, apart from involuntary conversions and sales of foreclosure property, was required to represent less than 30% of Vornado's gross income, including gross income from prohibited transactions, for each of these taxable years.

        Rents that Vornado receives will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if the rents satisfy several conditions.

        - First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely because it is based on a fixed percentage or percentages of receipts or sales.

        - Second, the Internal Revenue Code provides that rents received from a tenant will not qualify as rents from real property in satisfying the gross income tests if the REIT, directly or under the applicable attribution rules, owns a 10% or greater interest in that tenant; except that for tax years beginning after December 31, 2000, rents received from a taxable REIT subsidiary under certain circumstances, qualify as rents from real property even if Vornado owns more than a 10% interest in the subsidiary. We refer to a tenant in which Vornado owns a 10% or greater interest as a "related party tenant."

        - Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

        - Finally, for rents received to qualify as rents from real property, the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property, other than through an independent contractor from whom the REIT derives no revenue or through a taxable REIT subsidiary. However, Vornado may directly perform certain services that landlords usually or customarily render when renting space for occupancy only or that are not considered rendered to the occupant of the property.

        Vornado does not derive significant rents from related party tenants. Vornado also does not and will not derive rental income attributable to personal property, other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease.

        Vornado directly performs services for some of its tenants. Vornado does not believe that the provision of these services will cause its gross income attributable to these tenants to fail to be treated as rents from real property. If Vornado were to provide services to a tenant that are other than those landlords usually or customarily provide when renting space for occupancy only, amounts received or accrued by Vornado for any of these services will not be treated as rents from real property for purposes of the REIT gross income tests. However, the amounts received or accrued for these services will not cause other amounts received with respect to the property to fail to be treated as rents from real property unless the amounts treated as received in respect of the services, together with amounts received for certain management services, exceed 1% of all amounts received or accrued by Vornado during the taxable year with respect to the property. If the sum of the amounts received in respect of the services to tenants and management services described in the preceding sentence exceeds the 1% threshold, then all amounts received or accrued by Vornado with respect to the property will not qualify as rents from real property, even if Vornado provides the impermissible services to some, but not all, of the tenants of the property.

        The term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of that amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term interest solely because it is based on a fixed percentage or percentages of receipts or sales.

        If Vornado fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it satisfies the requirements of other provisions of the Internal Revenue Code that allow relief from disqualification as a REIT. These relief provisions will generally be available if

        - Vornado's failure to meet the income tests was due to reasonable cause and not due to willful neglect;

        - Vornado attaches a schedule of the sources of its income to its Federal income tax return; and

        - any incorrect information on the schedule was not due to fraud with intent to evade tax.

        Vornado might not be entitled to the benefit of these relief provisions, however. As discussed in the fifth bullet point on page 26, even if these relief provisions apply, Vornado would have to pay a tax on the excess income.

ASSET TESTS.

        Vornado, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets.

        - First, at least 75% of the value of Vornado's total assets must be represented by real estate assets, including (a) real estate assets held by Vornado's qualified REIT subsidiaries, Vornado's allocable share of real estate assets held by partnerships in which Vornado owns an interest and stock issued by another REIT,
               (b) for a period of one year from the date of Vornado's receipt of proceeds of an offering of its shares of beneficial interest or publicly offered debt with a term of at least five years, stock or debt instruments purchased with these proceeds and (c) cash, cash items and government securities.

        - Second, not more than 25% of Vornado's total assets may be represented by securities other than those in the 75% asset class.

        - Third, for taxable years beginning after December 31, 2000, not more than 20% of Vornado's total assets may constitute securities issued by taxable REIT subsidiaries and of the investments included in the 25% asset class, the value of any one issuer's securities, other than securities issued by another REIT or by a taxable REIT subsidiary, owned by Vornado may not exceed 5% of the value of Vornado's total assets. Moreover, Vornado may not own more than 10% of the vote or value of the outstanding securities of any one issuer, except for issuers that are REITs, qualified REIT subsidiaries or taxable REIT subsidiaries, or debt instruments that are considered straight debt under a safe harbor provision of the Internal Revenue Code. For these purposes, a taxable REIT subsidiary is any corporation in which Vornado owns an interest that joins with Vornado in making an election to be treated as a "taxable REIT subsidiary" and certain subsidiaries of a taxable REIT subsidiary, if the subsidiaries do not engage in certain activities.

        - Fourth, of the investments included in the 25% asset class, the value of any one issuer's securities, other than securities issued by another REIT, owned by Vornado may not exceed 5% of the value of Vornado's total assets and Vornado may not own more than 10% of any one issuer's outstanding voting securities.

        The test described in Fourth, above, and not that described in Third, above, will continue to apply for taxable years of Vornado that begin after December 31, 2000, only with respect to stock in any corporation owned by Vornado before July 12, 1999, so long as a taxable REIT subsidiary election is not made with respect to the corporation and the corporation does not acquire substantial new assets or engage in a substantial new line of business and certain other conditions are satisfied.

        Since March 2, 1995, Vornado has owned more than 10% of the voting securities of Alexander's. Since April of 1997, Vornado's ownership of Alexander's has been through the operating partnership rather than direct. Vornado's ownership interest in Alexander's will not cause Vornado to fail to satisfy the asset tests for REIT status so long as Alexander's qualified as a REIT for each of the taxable years beginning with its taxable year ending December 31, 1995 and continues to so qualify. In the opinion of Shearman & Sterling, commencing with Alexander's taxable year ended December 31, 1995, Alexander's has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. In providing its opinion, Shearman & Sterling is relying upon representations received from Alexander's.

        Since April of 1997, Vornado has also owned, through the operating partnership, more than 10% of the voting securities of Two Penn. Vornado's indirect ownership interest in Two Penn will not cause Vornado to fail to satisfy the asset tests for REIT status so long as Two Penn qualifies as a REIT for its first taxable year and each subsequent taxable year. Vornado believes that Two Penn will also qualify as a REIT.

ANNUAL DISTRIBUTION REQUIREMENTS.

        Vornado, in order to qualify as a REIT, is required to distribute dividends, other than capital gain dividends, to its shareholders in an amount at least equal to (1) the sum of (a) 90% of Vornado's "real estate investment trust taxable income", computed without regard to the dividends paid deduction and Vornado's net capital gain, and (b) 90% of the net after-tax income, if any, from foreclosure property minus (2) the sum of certain items of non-cash income.

        For taxable years beginning before January 1, 2001, the required amount of distributions described above and below was 95% of the amount of Vornado's income or gain, as the case may be.

        In addition, if Vornado disposes of any asset within 10 years of acquiring it, Vornado will be required to distribute at least 90% of the after-tax built-in gain, if any, recognized on the disposition of the asset.

        These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Vornado timely files its tax return for the year to which they relate and if paid on or before the first regular dividend payment after the declaration.

        To the extent that Vornado does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its real estate investment trust taxable income, as adjusted, it will have to pay tax on those amounts at regular ordinary and capital gain corporate tax rates. Furthermore, if Vornado fails to distribute during each calendar year at least the sum of (a) 85% of its ordinary income for that year, (b) 95% of its capital gain net income for that year, and (c) any undistributed taxable income from prior periods, Vornado would have to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

        Vornado intends to satisfy the annual distribution requirements.

        From time to time, Vornado may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between (a) when Vornado actually receives income and when it actually pays deductible expenses and (b) when Vornado includes the income and deducts the expenses in arriving at its taxable income. If timing differences of this kind occur, in order to meet the 90% distribution requirement, Vornado may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

        Under certain circumstances, Vornado may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in Vornado's deduction for dividends paid for the earlier year. Thus, Vornado may be able to avoid being taxed on amounts distributed as deficiency dividends; however, Vornado will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

FAILURE TO QUALIFY AS A REIT

        If Vornado fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, Vornado will have to pay tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. Vornado will not be able to deduct distributions to shareholders in any year in which it fails to qualify, nor will Vornado be required to make distributions to shareholders. In this event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable to the shareholders as ordinary income and corporate distributees may be eligible for the dividends received deduction if they satisfy the relevant provisions of the Internal Revenue Code. Unless entitled to relief under specific statutory provisions, Vornado will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. Vornado might not be entitled to the statutory relief described in this paragraph in all circumstances.

                      TAXATION OF HOLDERS OF COMMON SHARES

U.S. SHAREHOLDERS

        As used in this section, the term "U.S. shareholder" means a holder of common shares who, for United States Federal income tax purposes, is

        -      a citizen or resident of the United States;

        -      a domestic corporation;

        - an estate whose income is subject to United States Federal income taxation regardless of its source; or

        - a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons have authority to control all substantial decisions of the trust.

      As long as Vornado qualifies as a REIT, distributions made by Vornado out of its current or accumulated earnings and profits, and not designated as capital gain dividends, will constitute dividends taxable to its taxable U.S. shareholders as ordinary income. Distributions of this kind will not be eligible for the dividends received deduction in the case of U.S. shareholders that are corporations. Distributions made by Vornado that Vornado properly designates as capital gain dividends will be taxable to U.S. shareholders as gain from the sale of a capital asset held for more than one year, to the extent that they do not exceed Vornado's actual net capital gain for the taxable year, without regard to the period for which a U.S. shareholder has held his shares. Thus, with certain limitations, capital gain dividends received by an individual U.S. shareholder may be eligible for 20% or 25% capital gains rates of taxation. U.S. shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

      To the extent that Vornado makes distributions, not designated as capital gain dividends, in excess of its current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. shareholder. Thus, these distributions will reduce the adjusted basis which the U.S. shareholder has in his shares for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. shareholder's adjusted basis in his shares will be taxable as capital gains, provided that the shares have been held as a capital asset. For purposes of determining the portion of distributions on separate classes of shares that will be treated as dividends for Federal income tax purposes, current and accumulated earnings and profits will be allocated to distributions resulting from priority rights of preferred shares before being allocated to other distributions.

      Dividends authorized by Vornado in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months will be treated as both paid by Vornado and received by the shareholder on December 31 of that year, provided that Vornado actually pays the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any net operating losses or capital losses of Vornado.

      U.S. shareholders holding shares at the close of Vornado's taxable year will be required to include, in computing their long-term capital gains for the taxable year in which the last day of Vornado's taxable year falls, the amount that Vornado designates in a written notice mailed to its shareholders. Vornado may not designate amounts in excess of Vornado's undistributed net capital gain for the taxable year. Each U.S. shareholder required to include the designated amount in determining the shareholder's long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by Vornado in respect of the undistributed net capital gains. U.S. shareholders to whom these rules apply will be allowed a credit or a refund, as the case may be, for the tax they are deemed to have paid. U.S. shareholders will increase their basis in their shares by the difference between the amount of the includible gains and the tax deemed paid by the shareholder in respect of these gains.

      Distributions made by Vornado and gain arising from a U.S. shareholder's sale or exchange of shares will not be treated as passive activity income. As a result, U.S. shareholders generally will not be able to apply any passive losses against that income or gain.

      When a U.S. shareholder sells or otherwise disposes of shares, the shareholder will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on the sale or other disposition, and (b) the holder's adjusted basis in the shares for tax purposes. This gain or loss will be capital gain or loss if the U.S. shareholder has held the shares as a capital asset. The gain or loss will be long-term gain or loss if the U.S. shareholder has held the shares for more than one year. Capital gain of an individual U.S. shareholder is generally taxed at a maximum rate of 20% where the property is held for more than one year, and 18% where the property is held for more than 5 years. In general, any loss recognized by a U.S. shareholder when the shareholder sells or otherwise disposes of shares of Vornado that the shareholder has held for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the shareholder from Vornado which were required to be treated as long-term capital gains.

BACKUP WITHHOLDING.

      Vornado will report to its U.S. shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, backup withholding may apply to a shareholder with respect to dividends paid unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The IRS may also impose penalties on a U.S. shareholder that does not provide Vornado with his correct taxpayer identification number. A shareholder may credit any amount paid as backup withholding against the shareholder's income tax liability. In addition, Vornado may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to Vornado.

TAXATION OF TAX-EXEMPT SHAREHOLDERS.

      The IRS has ruled that amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt shareholder is not one of the types of entity described in the next paragraph and has not held its shares as "debt financed property" within the meaning of the Internal Revenue Code, and the shares are not otherwise used in a trade or business, the dividend income from shares will not be unrelated business taxable income to a tax-exempt shareholder. Similarly, income from the sale of shares will not constitute unrelated business taxable income unless the tax-exempt shareholder has held the shares as "debt financed property" within the meaning of the Internal Revenue Code or has used the shares in a trade or business.

      Income from an investment in Vornado's shares will constitute unrelated business taxable income for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from Federal income taxation under the applicable subsections of Section 501(c) of the Internal Revenue Code, unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its shares. Prospective investors of the types described in the preceding sentence should consult their own tax advisors concerning these "set aside" and reserve requirements.

      Notwithstanding the foregoing, however, a portion of the dividends paid by a "pension-held REIT" will be treated as unrelated business taxable income to any trust which

      -     is described in Section 401(a) of the Internal Revenue Code;

      -     is tax-exempt under Section 501(a) of the Internal Revenue Code; and

      -     holds more than 10% (by value) of the equity interests in the REIT.

      Tax-exempt pension, profit-sharing and stock bonus funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as "qualified trusts." A REIT is a "pension-held REIT" if:

      - it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by qualified trusts will be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust (rather than by the trust itself); and

      - either (a) at least one qualified trust holds more than 25% by value of the interests in the REIT or (b) one or more qualified trusts, each of which owns more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.

      The percentage of any REIT dividend treated as unrelated business taxable income to a qualifying trust is equal to the ratio of (a) the gross income of the REIT from unrelated trades or businesses, determined as though the REIT were a qualified trust, less direct expenses related to this gross income, to (b) the total gross income of the REIT, less direct expenses related to the total gross income. A de minimis exception applies where this percentage is less than 5% for any year. Vornado does not expect to be classified as a pension-held REIT.

      The rules described above under the heading "U.S. shareholders" concerning the inclusion of Vornado's designated undistributed net capital gains in the income of its shareholders will apply to tax-exempt entities. Thus, tax-exempt entities will be allowed a credit or refund of the tax deemed paid by these entities in respect of the includible gains.

NON-U.S. SHAREHOLDERS

      The rules governing U.S. Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and estates or trusts that in either case are not subject to United States Federal income tax on a net income basis, which we call "non-U.S. shareholders", are complex. The following discussion is only a limited summary of these rules. Prospective non-U.S. shareholders should consult with their own tax advisors to determine the impact of U.S. Federal, state and local income tax laws with regard to an investment in common shares, including any reporting requirements.

ORDINARY DIVIDENDS.

      Distributions, other than distributions that are treated as attributable to gain from sales or exchanges by Vornado of U.S. real property interests, as discussed below, and other than distributions designated by Vornado as capital gain dividends, will be treated as ordinary income to the extent that they are made out of current or accumulated earnings and profits of Vornado. A withholding tax equal to 30% of the gross amount of the distribution will ordinarily apply to distributions of this kind to non-U.S. shareholders, unless an applicable tax treaty reduces that tax. However, if income from the investment in the shares is treated as effectively connected with the non-U.S. shareholder's conduct of a U.S. trade or business or is attributable to a permanent establishment that the non-U.S. shareholder maintains in the U.S. if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. shareholder to U.S. taxation on a net income basis, tax at graduated rates will generally apply to the non-U.S. shareholder in the same manner as U.S. shareholders are taxed with respect to dividends, and the 30% branch profits tax may also apply if the shareholder is a foreign corporation. Vornado expects to withhold U.S. tax at the rate of 30% on the gross amount of any dividends, other than dividends treated as attributable to gain from sales or exchanges of U.S. real property interests and capital gain dividends, paid to a non-U.S. shareholder, unless (a) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with Vornado or the appropriate withholding agent or (b) the non-U.S. shareholder files an IRS Form W-8 ECI or a successor form with Vornado or the appropriate withholding agent claiming that the distributions are effectively connected with the non-U.S. shareholder's conduct of a U.S. trade or business.

      Distributions to a non-U.S. shareholder that are designated by Vornado at the time of distribution as capital gain dividends which are not attributable to or treated as attributable to the disposition by Vornado of a U.S. real property interest generally will not be subject to U.S. Federal income taxation, except as described below.

RETURN OF CAPITAL.

      Distributions in excess of Vornado's current and accumulated earnings and profits, which are not treated as attributable to the gain from Vornado's disposition of a U.S. real property interest, will not be taxable to a non-U.S. shareholder to the extent that they do not exceed the adjusted basis of the non-U.S. shareholder's shares. Distributions of this kind will instead reduce the adjusted basis of the shares. To the extent that distributions of this kind exceed the adjusted basis of a non-U.S. shareholder's shares, they will give rise to tax liability if the non-U.S. shareholder otherwise would have to pay tax on any gain from the sale or disposition of its shares, as described below. If it cannot be determined at the time a distribution is made whether the distribution will be in excess of current and accumulated earnings and profits, withholding will apply to the distribution at the rate applicable to dividends. However, the non-U.S. shareholder may seek a refund of these amounts from the IRS if it is subsequently determined that the distribution was, in fact, in excess of current accumulated earnings and profits of Vornado.

CAPITAL GAIN DIVIDENDS.

      For any year in which Vornado qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by Vornado of U.S. real property interests will be taxed to a non-U.S. shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended. Under this statute, these distributions are taxed to a non-U.S. shareholder as if the gain were effectively connected with a U.S. business. Thus, non-U.S. shareholders will be taxed on the distributions at the normal capital gain rates applicable to U.S. shareholders, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of individuals. Vornado is required by applicable Treasury regulations under this statute to withhold 35% of any distribution that Vornado could designate as a capital gain dividend. However, if Vornado designates as a capital gain dividend a distribution made before the day Vornado actually effects the designation, then although the distribution may be taxable to a non-U.S. shareholder, withholding does not apply to the distribution under this statute. Rather, Vornado must effect the 35% withholding from distributions made on and after the date of the designation, until the distributions so withheld equal the amount of the prior distribution designated as a capital gain dividend. The non-U.S. shareholder may credit the amount withheld against its U.S. tax liability.

SALES OF SHARES.

      Gain recognized by a non-U.S. shareholder upon a sale or exchange of common shares generally will not be taxed under the Foreign Investment in Real Property Tax Act if Vornado is a "domestically controlled REIT", defined generally as a REIT, less than 50% in value of whose stock is and was held directly or indirectly by foreign persons at all times during a specified testing period. Vornado believes that it is and will continue to be a domestically controlled REIT, and, therefore, that taxation under this statute generally will not apply to the sale of Vornado shares. However, gain to which this statute does not apply will be taxable to a non-U.S. shareholder if investment in the shares is treated as effectively connected with the non-U.S. shareholder's U.S. trade or business or is attributable to a permanent establishment that the non-U.S. shareholder maintains in the U.S. if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. shareholder to U.S. taxation on a net income basis. In this case, the same treatment will apply to the non-U.S. shareholder as to U.S. shareholders with respect to the gain. In addition, gain to which the Foreign Investment in Real Property Tax Act does not apply will be taxable to a non-U.S. shareholder if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, or maintains an office or a fixed place of business in the United States to which the gain is attributable. In this case, a 30% tax will apply to the nonresident alien individual's capital gains. A similar rule will apply to capital gain dividends to which this statute does not apply.

      If Vornado were not a domestically controlled REIT, tax under the Foreign Investment in Real Property Tax Act would apply to a non-U.S. shareholder's sale of shares only if the selling non-U.S. shareholder owned more than 5% of the class of shares sold at any time during a specified period. This period is generally the shorter of the period that the non-U.S. shareholder owned the shares sold or the five-year period ending on the date when the shareholder disposed of the shares. If tax under this statute applies to the gain on the sale of shares, the same treatment would apply to the non-U.S. shareholder as to U.S. shareholders with respect to the gain, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.

FEDERAL ESTATE TAXES

      Common shares held by a non-U.S. shareholder at the time of death will be included in the shareholder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

BACKUP WITHHOLDING AND INFORMATION REPORTING

      If you are a non-U.S. shareholder, you are generally exempt from backup withholding and information reporting requirements with respect to:

      -     dividend payments and

      - the payment of the proceeds from the sale of common shares effected at a United States office of a broker,

as long as the income associated with these payments is otherwise exempt from United States federal income tax, and:

      - the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

            -- a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

            -- other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

      -     you otherwise establish an exemption.

      Payment of the proceeds from the sale of common shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

      - the proceeds are transferred to an account maintained by you in the United States,

      - the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

      - the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.


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
      In addition, a sale of common shares will be subject to information reporting if it is effected at a foreign office of a broker that is:

      -     a United States person,

      -     a controlled foreign corporation for United States tax purposes,

      - a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

      -     a foreign partnership, if at any time during its tax year:

            -- one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

            -- such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

      You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

                             OTHER TAX CONSEQUENCES

      State or local taxation may apply to Vornado and its shareholders in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of Vornado and its shareholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Vornado.


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
                              PLAN OF DISTRIBUTION

      The selling shareholders and their pledgees, donees, transferees or other successors in interest may offer and sell, from time to time, some or all of the common shares covered by this prospectus. We have registered the common shares covered by this prospectus for offer and sale by the selling shareholders so that those shares may be freely sold to the public by them. Registration of the common shares covered by this prospectus does not mean, however, that those shares necessarily will be offered or sold. We will not receive any proceeds from any sale of the common shares by the selling shareholders. We will pay all costs, expenses and fees in connection with the registration of the common shares, including fees of our counsel and accountants, fees payable to the SEC and listing fees. We estimate those fees and expenses to be approximately $218,922. The selling shareholders will pay all underwriting discounts and commissions and similar selling expenses, if any, attributable to the sale of the common shares covered by this prospectus.

      The selling shareholders and their pledgees, donees, transferees or other successors in interest may sell the common shares covered by this prospectus from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

      -     in privately negotiated transactions;

      -     through broker-dealers, who may act as agents or principals;

      - in a block trade in which a broker-dealer will attempt to sell a block of common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      - through one or more underwriters on a firm commitment or best-efforts basis;

      -     directly to one or more purchasers;

      -     through agents; or

      -     in any combination of the above.

      In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

      - purchases of the common shares by a broker-dealer as principal and resales of the common shares by the broker-dealer for its account under this prospectus;

      -     ordinary brokerage transactions; or

      -     transactions in which the broker-dealer solicits purchasers.

      At any time a particular offer of the common shares covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will state the aggregate amount of common shares covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Any prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the common shares covered by this prospectus.

      In connection with the sale of the common shares covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of common shares for whom they may act as agent. Underwriters may sell to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and commissions from the purchasers for whom they may act as agent.

      The common shares are listed on the NYSE under the symbol "VNO."

      Any underwriters, broker-dealers or agents participating in the distribution of the common shares covered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act of 1933.

      Some of the common shares covered by this prospectus may be sold in private transactions or under Rule 144 under the Securities Act of 1933 rather than under this prospectus.

      We have agreed to indemnify certain of the selling shareholders against certain liabilities, including liabilities under the Securities Act of 1933. The selling shareholders have also agreed to indemnify us against certain liabilities, including liabilities under the Securities Act of 1933, for information they furnished to us for use in this prospectus.

                                     EXPERTS

      The consolidated financial statements and the related consolidated financial statement schedules incorporated in this prospectus by reference from Vornado's annual report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to Vornado's adoption of SFAS No. 142 "GOODWILL AND OTHER INTANGIBLE ASSETS" on January 1,
2002), and have been so incorporated in reliance upon the report of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing.




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
                          VALIDITY OF THE COMMON SHARES

      The validity of the common shares issued under this prospectus will be passed upon for Vornado by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland, Maryland counsel to Vornado.


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